131 South Dearborn Street Suite 2400 Chicago, IL 60603 (312) 460-5000 fax (312) 460-7000 www.seyfarth.com
(312) 460-5613 mfeldman@seyfarth.com Writer’s direct fax (312) 460-7613
July 17, 2009

VIA EDGAR

John Reynolds, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, DC  20549

Re:	2020 ChinaCap Acquirco, Inc. Registration Statement on Form S-4 Filed May 14, 2009 File No. 333-159252

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to 2020 ChinaCap Acquirco, Inc. (the “Company”) dated June 12, 2009 with respect to the above-referenced filing.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form S-4, Filed May 14, 2009

General

Staff Comment 1:  Please revise your Form S-4 to add Exceed Company Ltd., as a co-registrant to the registration statement.

1.           We have revised the Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended S-4”) accordingly.

John Reynolds, Esq. July 17, 2009 Page 2

Staff Comment 2:  Portions of your disclosure, but particularly in the Summary of the Proxy Statement/Prospectus, Risk Factors, Information About Windrace, and Information About 2020, contain lengthy and passive sentences, unnecessarily defined terms, and repeat disclosure contained elsewhere in your document. Item 503(a) of Regulation S-K, and the instructions thereto, indicate that the summary discussion should be brief, not contain all of the detailed information contained elsewhere in the document, and should not unnecessarily repeat information contained elsewhere. The key aspects of the offering should be in clear, plain language and comport with the Plain English requirements of Regulation C. Please revise here and throughout your document to eliminate unnecessarily duplicative disclosures and otherwise comport with Regulation C in sections where it is applicable. See General Instruction D to Form S-4, rule 421 and Staff Legal Bulletin No. 7A (Jun. 7, 1999).

2.           We have revised the Amended S-4 accordingly.

Staff Comment 3:  Please provide the statement required by Item 502(b) of Regulation S-K or advise us why you believe it is not necessary.

3.           We have revised the Amended S-4 to add the statement required by Item 502(b) of Regulation S-K on the outside back cover of the prospectus included in the Amended S-4 immediately preceding Part II of the Amended S-4.

Staff Comment 4:  We note that certain disclosures appear to be presented in Chinese characters which are not translated into English (for example, see page F-49 regarding Windrace notes payable). Please note that all information presented in Securities Act filings must be presented in the English language. Please revise as appropriate.

4.           We have revised the Amended S-4 where appropriate to present all previously untranslated information into English.

Cover Page

Staff Comment 5:  Currently the cover letter describes in substantial detail the acquisition’s and redomestication’s legal mechanics, which are difficult to follow. Please revise to clearly present the first two proposals.

5.           We have revised the cover letter in the Amended S-4 to simplify the presentation of the initial two proposals.

Staff Comment 6:  We note your statement that your document “incorporates important business and financial information about 2020, Exceed and Windrace that is not included in or delivered with this document.” Please advise us why this statement is appropriate and clarify its meaning or revise to remove. In this respect Item 2 of Form S-4 appears to limit this statement to the company.

 6.           We have deleted this statement from the Amended S-4.

John Reynolds, Esq. July 17, 2009 Page 3

Forward Looking Statements

Staff Comment 7:  We note your statement that “we assume no obligation to update any forward-looking statement or risk factor.” Please revise to clarify that ‘except as required by applicable law’ you assume no obligation to update.

7.           We have revised the language in the “Forward Looking Statements” section on page 1 of the Amended S-4 to clarify that the Company has the obligation to update the information to the extent required by applicable law.

Summary, page 1

Staff Comment 8:  Please revise to state the total dollar value of the consideration being paid, including the value of the shares being issued and any debt being assumed. Also address any potential earnout and escrow shares in the same discussion.

8.           We have revised the summary discussion on page 2 to provide the additional details requested with respect to the consideration being paid.

Staff Comment 9:  We note a reference to a ZOU Marketing, Inc. report on page 2. Supplementally provide us with a copy of that report. Also, in an appropriate section, revise your disclosure to indicate the fees paid for this report and the purpose for which it was commissioned.

9.           A copy of the China Sportswear Industry Research Report commissioned from ZOU Marketing, Inc. accompanies this letter.  We have revised the discussion of the report on page 4 of the Amended S-4 to provide the additional information requested.

Staff Comment 10:  Based on your disclosure it appears that Windrace is redeeming its preferred shares and potentially selling shares to new investors. However, your current disclosure, particularly the bullet points beginning “In addition to the Exceed ordinary shares issued to the Sellers ...” and “As consideration for the redemption of all the issued and outstanding preferred shares ...” are unclear on this point. For example, you state that shares “may be issued at closing to the New Windrace Investors in exchange for the cancellation of $40 million debt owing to the New Windrace Investors.” However, the $40 million debt is owed to Elevatech which you indicate elsewhere does not wish to continue as a shareholder. Please revise your disclosure to clarify the nature and purpose of these two transactions and address how they are related.

10.           Windrace International Company Limited (“Windrace”) has recorded a debt obligation to Elevatech of $40 million with respect to the preferred shares of Windrace currently owned by Elevatech.  The Company and Elevatech have contemplated the repayment of that debt through the raising by Windrace of up to $40 million from New Windrace Investors through securities which may be convertible or exchangeable debt instruments and repaying the debt incurred by the sale of such new instruments by the issuance of up to 5,277,045 common shares of Exceed to such New Windrace Investors. However, while Windrace has had discussions with prospective investors, Windrace has not executed any definitive agreements for the sale of such securities to New Windrace Investors.  Accordingly, we have revised the discussion with respect to the preferred shareholder and potential New Windrace Investors on page 3 and elsewhere to strike assumptions with respect to a sale of securities to New Windrace Investors prior to the closing of the acquisition of Windrace by Exceed.  In the event that Windrace enters into definitive agreements with investors prior to the effective date of the S-4, we will revise the S-4 accordingly.

John Reynolds, Esq. July 17, 2009 Page 4

Staff Comment 11:  Please revise your page 3 bullet point beginning “A portion of the shares equal to the excess over the number of shares ...” to improve its clarity. It appears that you intend to issue a number of shares sufficient to qualify for reverse acquisition accounting and that if you are unable to bring in new investors you will simply issue additional shares to the Sellers. If this is the case, then revise to state so.

11.           We have revised the discussion on page 3 to clarify that the Company will release additional shares from the shares to be deposited in escrow to the extent necessary to qualify for reverse acquisition accounting.

Staff Comment 12:  Also, given the lack of any agreements with potential investors, please advise why you have excluded these shares from the totals being issued to the Sellers in the disclosure throughout your document and otherwise assumed this investment. See, for example, your page seven table. Further, please clarify the number of shares used by management in making its fairness determination and indicate whether they similarly excluded these shares as part of the consideration being paid.

12.           We have revised the disclosure on page 5 and elsewhere throughout the Amended S-4 to assume that the Sellers will receive sufficient shares at the closing of the transaction out of the total base consideration of 17,008,633 Exceed ordinary shares (the balance of which will be deposited in escrow) to qualify for reverse acquisition accounting without assuming the issuance of any additional shares to new investors. Management considered only the 17,008,633 shares in making its fairness determination as the issuance of additional shares to new investors would be only as a result of new investors making additional investments in Windrace which, in management’s view would likely be substantially equal to the value of the additional shares to be newly issued.

Staff Comment 13:  Please revise to disclose the approximate dollar value of the note being issued to Elevatech and indicate whether this note will be repaid with proceeds from the trust account.

13.           We have revised the disclosure on page 3 of the Amended S-4 to indicate the approximate dollar value of the note being issued to Elevatech and to indicate that proceeds from the trust account are intended to be used to repay the note.

Questions and Answers About the Proposals, page 5

John Reynolds, Esq. July 17, 2009 Page 5

Staff Comment 14:  Please consolidate the disclosure in the Summary, Questions and Answers About the Proposals, and Summary of the Proxy Statement/Prospectus sections to avoid duplication of the same information. For example your table on page eight is repeated again on page 12. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting and make greater use of cross references to more detailed discussions later in the document.

14.           We have revised the questions and answers section in the Amended S-4 accordingly.

Staff Comment 15:  Please revise your response to “What vote is required to adopt ...” to address the conversion threshold associated with your Form S-1.

15.           We have revised the response to the question regarding the required vote on page 6 of the Amended S-4 to address the conversion threshold.

Staff Comment 16:  In response to your page six question “Will 2020’s stockholders be taxed ...” you indicate that your tax discussion is covered by the opinion of Seyfarth Shaw LLP whose opinion is included as an annex. Your disclosure on page 83 indicates that the discussion “is not given in the form of a covered opinion within the meaning of Circular 230” and makes no reference to Seyfarth Shaw’s opinion. Please advise.

16.           We have revised the discussion on page 91 of the Amended S-4 to delete the statement that the discussion is not a covered opinion and to refer to Seyfarth Shaw’s tax opinion.

Staff Comment 17:  Please revise here and elsewhere as appropriate to disclose the per share conversion value as of the most recent practicable date.

17.           We have provided the per share conversion value as of June 30, 2009 on page 7 and in appropriate places in the Amended S-4.

Staff Comment 18:  To the extent that the company maintains its disclosure responsive to “What is the consideration being paid to the Sellers” here or elsewhere, please revise to improve the clarity of the disclosure, including eliminating unnecessary parentheses. Also, revise to explicitly state, if true, that the number of shares placed in the escrow is inversely proportional to the number of cash conversions.

18.           We have deleted the question regarding consideration paid to the Sellers in the question and answer section.  We have revised the discussion of the consideration paid on page 13 of the Amended S-4 and elsewhere to clarify the discussion and to state that the number of shares remaining in the escrow at closing is inversely proportional to the number of shares electing to be redeemed for cash at closing.

Staff Comment 19:  Please revise the disclosure throughout to prominently indicate the maximum percentage ownership associated with the Sellers assuming no new investors and all the shares associated with the escrow are issued. Also, add a risk factor addressing the Sellers substantial ownership, and ability to control the issuer, if the transactions are consummated.

John Reynolds, Esq. July 17, 2009 Page 6

19.           We have revised the disclosure with respect to the consideration paid to the Sellers on page 12 and elsewhere of the Amended S-4 to state the maximum percentage ownership of the Sellers and added a risk factor on page 49 to address the concentration of ownership of Exceed in the hands of the Sellers if the proposed transactions are consummated.

Summary of the Proxy Statement/Prospectus, page 10

Staff Comment 20:   Please revise to briefly discuss Windrace’s current organizational structure, including its subsidiaries and capital structure. You should also indicate whether these subsidiaries are wholly owned. Also state Windrace’s sales and net income, preferably in dollars, for the most recently completed fiscal year.

20.           We have revised the disclosure on page 11 and elsewhere of the Amended S-4 as requested to provide additional details regarding Windrace’s organizational and capital structures and sales and net income.

Staff Comment 21:  Please explain who RichWise is and the role they played in your transaction.

21.           We have added disclosure on page 10 of the Amended S-4 to explain who Rich wise is and the role they have played in the proposed transaction.

Staff Comment 22:  We note that the company did not obtain a fairness opinion and that the board independently concluded that the transaction was fair to its shareholders. Your Form S-1 indicated that the “fair market value of the target [would] be determined by [the] board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings, cash flow and book value ...” In an appropriate location in your document — such as following your page 67 board meeting discussion — please provide detailed disclosure about any analyses or information prepared or reviewed by the board in making its fairness determination. We may have further comment.

22.           We have revised the discussion beginning on page 71 of the Amended S-4 to provide further disclosure of the analysis of Windrace reviewed by the Company’s board.

Staff Comment 23:  Please consider adding a diagram showing the corporate structure of 2020 ChinaCap, Exceed and Windrace and the other companies, before and after the acquisition, to better help the investors understand the noted transactions.

23.           We have added diagrams on page 12 of the Amended S-4 showing the corporate structures of the Company, Exceed, Windrace and the other companies prior to and following the proposed transactions.

Staff Comment 24:  We note the references to “Actions That May be Taken to Secure Approval ...” on page 14. Please revise to:

John Reynolds, Esq. July 17, 2009 Page 7

a.           Disclose any and all contacts between you, your officers, directors, or any party to the securities purchase agreement, and any potential counter-party under these arrangements regarding the repurchase. If no contacts have been made, state so explicitly;

b.           Quantify the maximum number of shares which may be subject to these arrangements and address the impact that these purchases may have on the approval of your deal and the Form S-1 structure — including the degree to which it permits the approval of a deal that would not have been approved under the Form S-1;

c.           Provide enhanced disclosure of the repurchase mechanics and features, including, but not limited to, the anticipated pricing and fees associated with these arrangements;

d.           Clarify how the company will ensure that these transactions will not reduce the payment amount or priority associated with its converting shareholders;

f.           Clarify the various impacts that these repurchases will have on your existing disclosures, such as pro-forma and dilution-related disclosures; and,

g.           Clarify, if true, that rule 10b-18 will not be available for these repurchases.

24.           We have revised the disclosure on page 14 of the Amended S-4 to provide the following information:

•	There have been no discussions with potential counter-parties with respect to proposed acquisitions.

•	The number of shares that may be repurchased and the potential impact on approval of the proposed transactions.

•	The potential structure of any such acquisitions.

•	The steps to be taken by the Company to avoid impacting the amount paid to converting stockholders.

•	The impact of any such repurchases on financial disclosures.

•	Any repurchases made by affiliates of the Company may not be in compliance with Rule 10b-18.

Staff Comment 25:  Given the potential size of your repurchase, and the impact that it may have on your existing disclosures, including your capital structure, leverage, dilution and share ownership, please clarify what information, if any, you will provide to investors concerning these repurchases following the effectiveness of your registration statement, but prior to the shareholder vote.

John Reynolds, Esq. July 17, 2009 Page 8

25.           We have revised the disclosure on page 15 of the Amended S-4 to indicate that in addition to the Company disclosing any such significant purchases effected subsequent to the effective date of the registration statement on a Form 8-K and that the Company shall, if it deems such purchases to be sufficiently material, mail a supplement to the registration statement to its stockholders prior to the stockholder vote.

Staff Comment 26:  We note your disclosure on page 20 regarding your potential status as a foreign private issuer. Please revise to briefly explain how an issuer becomes a foreign private issuer and indicate your present intentions with respect to the information you will provide to the market should you become a foreign private issuer.

26.           We have revised the disclosure on page 20 of the Amended S-4 to provide additional information with respect to how an issuer becomes a foreign private issuer and the Company’s intentions with respect to the information it will provide if it attains such status.

Staff Comment 27:  Please revise your discussion under Regulatory Matters on page 21 to address whether Chinese government approval is required for the transaction. In this respect we note your page 39 risk factor “The approval of the China Securities Regulatory Commission may be required ...” In addition, please clarify whether the company has contacted, or been contacted by, Chinese regulatory authorities regarding the approval of the transaction.

27.           We have revised the disclosure on page 20 of the Amended S-4 under Regulatory Matters to clarify that Chinese government approval is not required for the transaction and to indicate that there have been no contacts with Chinese regulatory authorities regarding the approval of the transaction.

2020 Selected Historical Financial Data, page 22

Staff Comment 28:  It appears that the amount presented for Common Stock Subject to Potential Redemption ($20,486,172) is not consistent with the related amount presented per the 2020 ChinaCap balance sheet per F-4 ($19,761,913), Please revise,

28.           We have revised the amount on page 21 to conform to the amount set forth in the balance sheet.

Windrace Selected Historical Financial Data, page 23

Staff Comment 29:  Please revise the selected financial data presented for Windrace to disclose income from operations per share, long-term obligations, and dividends declared per share. Refer to Item 17(b)(3) of Form S-4.

29.           We have revised the selected financial data on page 22 of the Amended S-4 to provide the requested data.

John Reynolds, Esq. July 17, 2009 Page 9

Staff Comment 30:  It appears that the balances presented as Current Liabilities and as Shareholders’ Equity at December 31, 2008 are not consistent with the related amounts presented in the audited balance sheet per F-19. Please revise.

30.           We have revised the balances on page 22 to conform to the amounts set forth in the balance sheet.

Staff Comment 31:  Please revise your disclosure to provide the supplemental financial information required by Item 17(b)(4) of Form S-4 or tell us why such information is not required.

31.           We have revised the disclosure on page 23 of the Amended S-4 to provide the supplemental financial information required by Item 17(b)(4) of Form S-4.

Unaudited Pro Forma Summary Statements of Operations and Balance Sheet Data, page 25

Staff Comment 32:  In accordance with item 3(e) of Form S-4, please revise to disclose revenues, net income (loss), net income (loss) per share, total assets, long-term obligations and redeemable preferred stock, and cash dividends declared per common share on a pro forma basis for the most recent three fiscal years and interim period. Note that although this transaction is not a pooling, the pooling guidance continues to apply to reverse acquisitions involving a shell company and an operating company. Please note that the pro forma information should be presented in US Dollars and US GAAP.

32.           We have revised the pro forma summary on page 25 of the Amended S-4 to provide the additional information for the periods requested and to present the information in US Dollars and US GAAP.

Staff Comment 33:  In accordance with Item 3(f) of Form S-4, please revise to present book value per share on a historical pro forma basis for 2020 ChinaCap and Windrace for the most recent fiscal year and interim period in comparative columnar form. Please note that the pro forma information should be presented in US Dollars and US GAAP.

33.           We have revised the pro forma summary on page 25 of the Amended S-4 to provide the additional information for the periods requested and to present the information in US Dollars and US GAAP.

Staff Comment 34:  In connection with the previous comment, please revise to present cash dividends declared per share and net income (loss) per share on a historical and pro forma basis for 2020 ChinaCap and Windrace for the most recent three fiscal years and interim period in comparative columnar form. Please note that the pro forma information should be presented in US Dollars and US GAAP.

34.           We have revised the pro forma summary on page 25 of the Amended S-4 to provide the additional information for the periods requested and to present the information in US Dollars and US GAAP.

John Reynolds, Esq. July 17, 2009 Page 10

Staff Comment 35:  We note that the current shareholders of 2020 ChinaCap hold warrants to acquire additional shares of common stock which will become exercisable upon the completion of a business combination. It appears that if the current shareholders of 2020 ChinaCap were to exercise these warrants when exercisable, the shareholders of 2020 ChinaCap would hold a majority of the outstanding shares of the combined entity. Please tell us how you considered the existence of these warrants and the unit purchase option issued to 2020 ChinaCap’s underwriters and the potential impact on ownership percentages in your conclusion that Windrace is the accounting acquirer. Refer to IFRS 3.

35.           We have considered the impact of the warrants issued in the Company’s Initial Public Offering (“IPO”), as well as the underwriter’s unit purchase option (“UPO”), but we do not believe that these securities would impact our current treatment of this transaction as a reverse acquisition.

An analysis of the ownership of 2020 ChinaCap’s issued and outstanding shares of common stock at the closing of the transaction based on various possibilities, which we believe are realistic, is summarized below.

Assuming No Exercise of Warrants and UPO:

With no common stock redemptions at closing -

	2020 Founders	IPO Public	Underwriters	Windrace Founders	Total Issued and Outstanding
Common shares:
Number	1,875,000	8,625,000	-0-	10,928,571	21,428,571
Percent	8.75%	40.25%	0.00%	51.00%	100.00%

With maximum common stock redemptions at closing (29.99%) –

Common shares:
Number	1,875,000	6,038,362	-0-	8,236,356	16,149,718
Percent	11.61%	37.39%	0.00%	51.00%	100.00%

John Reynolds, Esq. July 17, 2009 Page 11
Assuming Full Exercise of Warrants and UPO:

With no common stock redemptions at closing -

	2020 Founders	IPO Public	Underwriters	Windrace Founders	Total Issued and Outstanding
Common shares:
Number	4,140,000	17,250,000	1,100,000	17,008,633	39,498,633
Percent	10.48%	43.67%	2.79%	43.06%	100.00%

With maximum common stock redemptions at closing (29.99%) –

Common shares:
Number	4,140,000	14,663,362	1,100,000	17,008,633	36,911,995
Percent	11.22%	39.72%	2.98%	46.08%	100.00%

Assuming no exercise of the warrants and the UPO, the Windrace shareholders would own 51.0% of the issued and outstanding shares of common stock at the closing of the transaction, and would have effective control of the registrant (regardless of the number of shares that are redeemed for cash at closing from the IPO shareholders), thus supporting management’s conclusion that Windrace is the accounting acquirer and that the transaction should be accounted for as a reverse acquisition.

Assuming that all of the warrants and the UPO were exercised at closing, the Windrace shareholders would own 43.06% of the issued and outstanding shares of common stock at the closing of the transaction (assuming no common stock redemptions from the IPO shareholders at closing) and 46.08% of the issued and outstanding shares of common stock at the closing of the transaction (assuming maximum common stock redemptions from the IPO shareholders at closing).

The only other control block that would need to be evaluated would be the shares owned by the 2020 Founders, who would own 10.48% of the issued and outstanding shares of common stock at the closing of the transaction (assuming no common stock redemptions from the IPO shareholders at closing) and 11.22% of the issued and outstanding shares of common stock at the closing of the transaction (assuming maximum common stock redemptions from the IPO shareholders at closing).  In neither case would this shareholding represent a significant control block.  The IPO shareholders were not considered a control block because such shares are widely distributed and are not sufficiently concentrated with a shareholder or small group of shareholders to represent a control block.  Accordingly, the Windrace shareholders would have effective control of the registrant at closing, even assuming the exercise of all of the warrants and the UPO. In addition, the warrants expire in November 2011 and the UPO expires in November 2012.  Accordingly, such securities would be exercisable for periods ranging from two to three years following the transaction and it is therefore unlikely that the holders would exercise these securities immediately following the closing.  Additionally, the UPO has an exercise price of $10.00 per unit, and the current trading price of the Company’s units is less than $8.00. The warrants held by the IPO shareholders are not sufficiently concentrated with a shareholder or small group of shareholders to represent a control block.  The Company analyzed the accounting for the acquisition of Windrace as presented below.

John Reynolds, Esq. July 17, 2009 Page 12
In order to determine the basis at which assets transferred should be recorded and deciding what prior financial results of the entities should be reported, it is necessary to determine the appropriate accounting standard to evaluate such an exchange transaction, which, for IFRS filings, would be IFRS 3, “Business Combinations”.

In essence, the reverse acquisition method under IFRS 3 is an application of the purchase method of accounting from the perspective of the legal subsidiary rather than the legal parent.  It focuses on determining the acquirer in a business combination, and is based on the premise that a business combination needs to reflect the economic substance over the legal form of the transaction.  Although legally the parent is the party that issues the purchase consideration, IFRS 3 requires the combined entity after the business combination to be examined.  Should the shareholders and directors of the legal subsidiary prior to the combination control the combined entity, the acquirer would be deemed the legal subsidiary rather than the legal parent.

IFRS 3 (para. 6) requires the identification of the “acquirer” in a business combination.  The acquirer is defined in IFRS 3, Appendix A, as “the entity that obtains control [as defined in IAS 27] of the acquiree”.

Ordinarily, corporate law principles would be applied to determine the acquirer, and the combination would be reviewed from the perspective of the entity providing the consideration, i.e., issuing the equity shares.  In so doing, when one company acquires a majority share interest in another company through a share exchange, the acquirer would be the legal parent providing the consideration and therefore the company that owns more than 50% of the shares (and voting rights) in the acquiree (the legal subsidiary) after the purchase transaction has been effected.

IFRS 3 (para. B14) states that, if the business combination is effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer is usually the entity that transfers the cash or other assets or incurs the liabilities.  However, if the combination is effected primarily by exchanging equity interests, the acquirer is not necessarily the entity that issues its equity interests.  In such a case, IFRS 3 requires the application of a “look-through” approach in order to transcend the legal form to reflect the economic substance of the transaction.  Consequently, “control” is not examined from the point of view of the separate legal entities post-acquisition.  Instead, the composition of the shareholders and directors of the combined entity post-acquisition is reviewed to determine which of the combining entities has, as a consequence of the combination, the power to govern the financial and operating policies of the other, to obtain benefits from its activities (IFRS 3 para. BC96).  IFRS 3 (para. B15) states that in examining the combined entity on an exchange of equity interests, the acquirer will, in most cases, be:

--the entity whose owners before the business combination, as a group, retain the largest portion of the voting rights in the combined entity (Windrace);
--if there is no owner or group of owners that has a significant voting interest in the combining entity, the entity whose single owner or large organized group of owners that holds the largest portion of the minority voting rights in the combined entity (Windrace in all scenarios);
--the entity whose owners before the business combination, have the ability to appoint or remove the majority of the board of directors of the combined entity (Windrace);

John Reynolds, Esq. July 17, 2009 Page 13
--the entity whose management before the business combination, dominates the majority of the board of directors of the combined entity (Windrace); or
--the entity that pays a premium over the pre-combination fair value of the equity interest of the other combining entity.

IFRS 3 therefore envisages situations where the shareholders of the legal subsidiary effectively control the combined group, even though the other party is the legal parent.  One common example of such a situation is where a private operating company arranges for itself to be acquired by a public company with cash and little or no business operations, i.e., a “cash shell”.  As part of the agreement, the public company's previous directors resign and are replaced with directors appointed by the private company and its former shareholders.  Although legally the public company is regarded as the parent, if the preponderance of the above-mentioned criteria is met, the acquirer is the legal subsidiary.  This transaction meets this set of facts.

After conducting the analysis as summarized above, management continues to conclude, based on IFRS 3, that the designation of Windrace as the accounting acquirer remains appropriate.

Staff Comment 36:  Please revise to disclose your planned accounting treatment for the shares of the combined entity’s common stock which will be placed in escrow at closing. Refer to IFRS 3.

36.           We have revised the disclosure on page 164 of the Amended S-4 to describe the planned accounting treatment of the escrowed shares.

Market Price Information, page 26

Staff Comment 37:  Please disclose the market price for your warrants for all relevant periods.

37.           We have revised the Market Price Information disclosure on page 28 of the Amended S-4 to add the market price of the Company’s warrants for the relevant periods.

Staff Comment 38:  Please revise to provide the disclosure contemplated by Item 201 (a)(1)(v).

38.           We have revised the Market Price Information disclosure on page 28 of the Amended S-4 to add the disclosure contemplated by Item 201 (a)(1)(v) of Regulation S-K.

Risk Factors, page 27

Staff Comment 39:  Please revise your risk factor headings to succinctly state the material risks and impact to investors or the company should the events, facts, and uncertainties described in the risk factor body actually occur. By means of illustration refer to your page 30 risk factor “Windrace is subject to fluctuations in the market prices of raw materials and product parts.”

39.           We have revised the risk factor headings on pages 29 et seq. of the Amended S-4 accordingly where appropriate.

John Reynolds, Esq. July 17, 2009 Page 14
Staff Comment 40:  Also, many of your risk factors contain detailed discussions of laws and regulations more appropriate to other sections of your document. Please revise to truncate the risk factor discussion where appropriate and present discussions of laws and regulations under a separate heading in your About Windrace discussion.

40.           We believe that some measure of disclosure with respect to applicable Chinese laws and regulations is appropriate in the risk factor section to provide investors with a clear picture of the background and the context in which relevant risk factors could arise without the need of referring to another section of the Amended S-4.  We believe that the presentation is also consistent with that of other public Chinese companies subject to similar regulatory risks.

Staff Comment 41:  We note your page 28 statement that“[t]o promote sales, Windrace generally offers distributors at sales fairs the flexibility to make downward or upward adjustments to their purchase orders by 10% to 15% although such flexibility is not documented in the distributorship agreements [and that] [i]n 2008, certain distributors have made downward adjustments for the purchase of Windrace’s products by 15% to 20% due to decreased consumer demand resulting from the financial crisis and economic downturns that began in 2008.” With a view to disclosure in Management’s Discussion and Analysis and elsewhere, please confirm the actual timing of these downward adjustments and the impact that they have on the financial information presented to investors and the board. It was unclear, for example, whether adjusted or non adjusted revenue and order totals were used by the board in its fairness determination, Also, to the extent that these adjustments reflect a softening consumer demand in China for retail goods generally, or your products specifically, revise to address any known trends.

41.           We have added the requested disclosure on pages 30, 121, 131 and 140 of the Amended S-4. We supplementally advise the Commission that to prepare for the fairness determination made by the Company’s board of directors, the Company’s management had prepared its own bottom-up projections of the merged company based on information provided by Windrace as well as its own analysis of the sector in which Windrace operates. Even after the board’s determination, the Company’s management continues to monitor the updated information from Windrace as to its latest operational figures, so as to assess if any fundamental considerations relating to the fairness determination have changed.

Staff Comment 42:  On page 36 you indicate that the local government may repossess land rights due to XDLong Fujian’s failure to commence construction by a stipulated due date. Please revise to provide greater context for this risk factor, including by providing more information about the legal, financial, and business impact of this land being repossessed.

42.           In response to the Staff’s comment, Windrace has added the requested disclosure on page 38 of the Amended S-4.

Staff Comment 43:  Please revise your page 38 risk factor addressing distributor and retailer consolidation to address the impact that such consolidation might have on contract terms, including pricing pressures, etc.

John Reynolds, Esq. July 17, 2009 Page 15
43.           In response to the Staff’s comment, Windrace has added the requested disclosure on page 40 of the Amended S-4.

Staff Comment 44:  Please revise to address the likely impact on your trading price associated with the release of the insiders’ shares from escrow as well as the issuance of additional shares in the transaction.

44.           We have added a new risk factor on page 47 of the Amended S-4 to discuss the impact on the trading price of the Company’s stock associated with the release of the insiders’ shares from escrow and the potential issuance of additional shares in the transaction.

Staff Comment 45:  On page 48 you indicate that “[a]t any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding 2020 or its securities, 2020, the 2020 Inside Stockholders, Windrace and Windrace’s shareholders and their respective affiliates may purchase shares from institutional and other investors, or execute agreements to purchase such shares from them in the future, or they or 2020 may enter into transactions with such persons and others to provide them with incentives to acquire shares of 2020’s common stock and vote the acquired shares in favor of the Acquisition Proposal.” Please revise here and elsewhere to expand this statement to cover material nonpublic information regarding Windrace.

45.           We have expanded the statement on page 59 of the Amended S-4 to indicate that, in order to engage in the purchases or agreements to purchase described in such statement, the persons named therein cannot be in possession of material nonpublic information regarding Windrace.

2020’s Special Meeting. page 52

Staff Comment 46:  We note the reference to a financial advisory and investment banking services agreement entered into with Morgan Joseph. In an appropriate section, please provide additional information about the services being provided.

46.           We have revised the discussion with respect to the agreement with Morgan Joseph on page 56 of the Amended S-4 to further describe the services that Morgan Joseph is providing.

Staff Comment 47:  Please fix the page 56 reference to “Appraisal Rights” to identify where this disclosure is located.

47.           We have revised the reference to the Appraisal Rights section on page 59 of the Amended S-4 to indicate that it is a subsection of the 2020 Redomestication section of the Amended S-4.

Consideration of the Acquisition. Page 58

Staff Comment 48:  Please revise to address the extent to which your board has relevant business experience valuing and conducting due diligence on companies in Windrace’s industry. Also, please revise to address in greater detail the due diligence performed and the areas focused on.

John Reynolds, Esq. July 17, 2009 Page 16
48.           We have revised the discussion on page 73 of the Amended S-4 to identify the extent of the board’s relevant experience and to expand the discussion of the due diligence performed.

Staff Comment 49:  Please revise to address whether any finders fees are or will be payable in connection with your transaction.

49.           We have revised the discussion on page 64 of the Amended S-4 to indicate that no finders fees are or will be payable in connection with the transaction.

Staff Comment 50:  Please revise to disclose when you first became aware of Windrace and how you heard about them. In this regard it is unclear what transpired between your December 20, 2008 meeting with Rich Wise and the January 7, 2009 exploratory meeting.

50.           We have revised the discussion on page 63 of the Amended S-4 to clarify how the Company became aware of Windrace.

Staff Comment 51:  We note that Windrace withdrew its initial public offering on the Stock Exchange of Hong Kong in the second half of 2008. Please revise to disclose the price range associated with that proposed transaction. Also disclose the implied equity value for Windrace based on the offering range and address the degree to which the board considered this offering in its fairness determination.

51.           We have revised the discussion on page 71 of the Amended S-4 to provide the requested information regarding the pricing of Windrace’s proposed public offering and the consideration that it was given by the board of the Company.

Staff Comment 52:  On the middle of page 61 you indicate that “[a] key factor was whether Windrace had at least one of the following characteristics . . .” and then list several. Your disclosure suggests that you do not believe that Windrace has some of the listed characteristics. Please revise to disclose only the characteristics you believe the company has.

52.           We have revised the disclosure on page 64 of the Amended S-4 to clarify the characteristics sought by the Company and to indicate that Windrace satisfied all of the characteristics listed.

Staff Comment 53:  On page 62 you indicate that you investigated “market rumors and allegations in the media related to Windrace’ s IPO ...” Please revise to address the specifics of these rumors and allegations.

53.           We have revised the disclosure on page 64 of the Amended S-4 to provide further information with respect to the due diligence conducted by the Company.  We believe that detailing the rumors and allegations related to Windrace’s IPO would not be useful to the stockholders as they have no apparent basis in fact.

John Reynolds, Esq. July 17, 2009 Page 17
Staff Comment 54:  We note that you introduced Windrace to Crowe Horwath on January 30, 2009 as a potential auditor and that they have issued a fairness opinion covering Windrace’ s financial statements for 2008 through 2006. Your disclosure on page 118 under Legal Compliance refers to Ernst & Young as the “former reporting accountants.” Please revise to briefly:

a.           Address when Crowe Horwath was engaged as Windrace’s auditor;

b.           Indicate the date that they completed the audit for all periods and clarify whether audited financial statements were reviewed by the board as part of its fairness consideration or due diligence;

c.           Disclose when the relationship with Ernst & Young was terminated; and,

d.           Clarify, to the extent to which the listing standards in Hong Kong require audited financial statements, who the prior auditor was.

54.           We have revised the disclosure on page 126 of the Amended S-4 to provide additional information requested regarding the auditors.   To clarify the role played by Crowe Horwath with respect to Windrace, the sole opinion they issued was an audit opinion with respect to Windrace’s 2006-2008 financial statements.

Staff Comment 55:  We note the reference on page 63, and elsewhere, to co-investors and potential new Windrace investors. Please revise to update the status of these transactions.

55.           As indicated in our response to Staff Comment 10, there are no current agreements with prospective new investors and we have revised the references in the Amended S-4 accordingly.

Staff Comment 56:  On page 63 and elsewhere you reference a listed peers analysis which was used by Mr. Lu in structuring the transaction. We also note a reference to a corporate presentation related to Windrace on page 66 and a table of publicly-traded comparable companies on page 67. Also, please confirm that Item 4(b) of Form S-4 is not applicable to any of these materials. Please revise to provide additional information about these analyses, as well as any other analysis prepared or reviewed by the board or management. Without limiting the generality of the foregoing, please revise to disclose the methodology for selecting peer companies and disclose the underlying data used to generate the multiples cited. We may have further comment.

56.           We have revised the discussion on page 72 the Amended S-4 and elsewhere to provide the information requested.  The peer analysis, presentation and table were internally prepared by the Company and accordingly Item 4(b) of Form S-4 is not applicable to these materials.

Staff Comment 57:  On page 67 you state “ a result of the structure, the transaction consideration to the Sellers at closing would amount to $63.8 million, which would equate to a pro forma fully diluted equity value of the merged company of $156.4 million, excluding escrowed and contingent shares, but including 2020 public and founders shares and fully diluted for all warrants.” Please revise to clarify this statement and supplementally explain to us how the $63.8 and $156.4 million figures were calculated.

John Reynolds, Esq. July 17, 2009 Page 18
57.           We have revised the disclosure on pages 70 and 71 of the Amended S-4 to clarify how the figures were calculated and adjusted the figures to $65.4 million and $158.0 million respectively.  The $65.4 million figure represents the estimated 8,236,356 shares to be released to the Sellers at closing at a price of $7.95 per share.  The $158.0 million figure represents the estimated 8,236,356 shares to be released to the Sellers at closing plus the outstanding public shares and the warrants and UPO on an as-exercised basis at a price of $7.95 per share.  Both figures assume that the maximum of just under 30% of the current public shares will be redeemed for cash at closing.

Staff Comment 58:  Please revise your discussion under “The Board Meeting” on page 67 to clarify the board’s fairness analysis, including the value the board ascribed to the consideration being paid and the approximate value of the interest being acquired. Your disclosure should indicate how such values were arrived at. Also, revise to address what allowances, if any, were made for the tax holidays applicable to Windrace described on page 130.

58.           We have revised the discussion of the fairness analysis on page 71 of the Amended S-4 accordingly.

Staff Comment 59:  On page 68 you indicate that Mr. Lu will not be joining the board “as he believed he would be more helpful to Mr. Lin in the capacity as an advisor rather than a board member.” Please revise to indicate whether Mr. Lu will or may be compensated in the future for his advisory services; if an agreement or understanding exists, please summarize in an appropriate location.

59.           We have revised the disclosure on page 74 of the Amended S-4 to indicate that there is neither any current understanding or agreement with respect to future services to be provided by Mr. Lu nor is there any current understanding whether he would be compensated for such services.

The Purchase Agreement, page 69

Staff Comment 60:  We note the reference here, and elsewhere, to the “New Windrace investor(s)”. If an agreement exists, or contacts have been made, please revise to explain the material terms or status of such discussions. Also, clarify what information will be provided to 2020 investors about these transactions prior to their investment decisions.

60.           As noted in response to Staff Comment 10, there are no current binding agreements with prospective investors, although discussions with prospective investors are ongoing, and we have revised the disclosure on page 74 and elsewhere in the Amended S-4 to clarify this point and to indicate what information may be provided to 2020 investors if any such investment occurs prior to closing.

John Reynolds, Esq. July 17, 2009 Page 19
Staff Comment 61:  Please revise your escrow and release schedule to clarify your disclosure. Given the uncertainty surrounding the New Windrace investors, please revise your presentation to disclose the number of shares being issued assuming no additional investments. Your disclosure should clearly identify the maximum consideration being paid or payable on each release date. In addition, please revise to consistently present this information throughout your document.

61.           We have revised the disclosure relating to the escrowed shares both on page 75 and elsewhere in the Amended S-4 to present the escrow schedule assuming no additional investments in Windrace and to otherwise clarify the consideration payable.

Staff Comment 62:  Please revise to provide a more detailed explanation of Section 10.3 of the Purchase Agreement. In this respect an illustrative calculation may be warranted.

62.           We have revised the discussion on page 76 of the Amended S-4 relating to Section 10.3 of the Purchase Agreement to provide the additional information requested with respect to the release of shares from escrow in 2011.

2020 Redomestication, page 74

Staff Comment 63:  Please include all relevant provisions of Delaware General Corporation Law related to appraisal rights as an annex.

63.           We have added the relevant provisions of Delaware General Corporation Law as Annex F to the Amended S-4.

Staff Comment 64:  Please revise to remove your page 77 statement that “[s]tockholders  should refer to the Annexes of the Memorandum and Articles of Association and to the Delaware corporate law and corporate law of the BVI, including Business Companies Act (“BCA”) to understand how these laws apply to 2020 and Exceed and may affect you.” Your disclosure should explain these matters. Alternatively, advise why such disclosure is appropriate.

64.           We have revised the disclosure on page 84 of the Amended S-4 to clarify the potential impact of Delaware and BVI corporate law on the 2020 stockholders.

Material United States Federal Income Tax Considerations, page 84

Staff Comment 65:  If this disclosure is covered by counsel’s opinion, please revise to state which portions are covered, and identify counsel’s opinion on each material tax conclusion.

65.           We have revised the disclosure on page 91 of the Amended S-4 accordingly.

Staff Comment 66:  It was unclear to us why you were unable to conclude that the transactions would qualify as a reorganization under Section 368(a). Please advise.

John Reynolds, Esq. July 17, 2009 Page 20
66.           As stated on page 92 of the Amended S-4, we believe that the transactions are structured to qualify with the substantive requirements to be treated as a reorganization under Section 368(a) of the Code.  However, as we further state on page 92, there is no express authority directly on point that sets out how the provisions of Code Section 368(a) apply in the case of a merger of a corporation with no active business and only investment-type assets, like 2020.  Accordingly our conclusion on this point is not entirely free from doubt.   We believe that our position is consistent with that taken by other law firms in connection with transactions similar to the ones set forth in the Amended S-4.  There is also a risk factor with respect to this uncertainty on page 54 of the Amended S-4.

Information About Windrace. page 91

Staff Comment 67:  In an appropriate section, please provide the disclosure requested by Item 17(b)(2) of Form S-4 or advise.

67.           We have revised the disclosure on page 28 of the Amended S-4 to provide the requested information.

Staff Comment 68:  We note a significant amount of discussion related to your expansion plans under Business Strategy on page 94 but also elsewhere. For each major strategy — such as your new POS information management systems and Jingjiang production capacity expansion — briefly revise to indicate the estimated timeline, capital commitment, financial impact, and cost, associated with your plan.

68.           We have revised the disclosure beginning on page 101 of the Amended S-4 to provide the requested information.

Staff Comment 69:  We note your disclosure on page 101 that China Institute of Sports Science owns the know-how developed under your cooperation agreement with them, but you have a right of first refusal to use any know-how developed. Please clarify whether you pay a usage fee for this. Also, in an appropriate section, please disclose all fees paid under these arrangements.

69.           We have revised the disclosure on pages 107-108 of the Amended S-4 to provide the requested information.

Staff Comment 70:  We note that a significant portion of your products are sold through distributors. Please revise to further discuss the credit terms offered to your distributors and your methodology for assessing credit-worthiness. Also, it was unclear how the order process, shipments, payment and credit terms, were tied into your sales fairs. For example, do your distributors typically make one to two large orders per year, or do they make one to two large orders per quarter, etc. and how does this impact your credit and inventory exposure, return rates, revenue reporting and sales targets.

70.           We have revised the disclosure beginning on page 117 of the Amended S-4 to provide the requested information.

John Reynolds, Esq. July 17, 2009 Page 21
Staff Comment 71:  Please expand your “Return Policy” discussion on page 113 to reflect your page 28 statement that “[t]o promote sales, Windrace generally offers distributors at sales fairs the flexibility to make downward or upward adjustments to their purchase orders by 10% to 15% although such flexibility is not documented in the distributor agreements.”

71.           We have revised the disclosure on pages 121 of the Amended S-4 by expanding the disclosure in the “Sales Fairs” subheading to provide the information.  We believe that the information is more appropriately provided in this subsection because adjustments to purchase orders are made prior to delivery of goods, as opposed to returns that are made after the delivery of products.  Windrace only accepts return of products that are defective.

Staff Comment 72:  We note the statement in your “Pricing” discussion on page 114 you believe you could increase prices without losing market share, despite fierce competition. We also note that you have focused on tier two and three cities in China. In appropriate sections, including your Management’s Discussion and Analysis Overview, please revise to address these and similar statements in the context of the current state of the Chinese economy. This discussion should address whether the company is seeing revised spending patterns, changing demographics — including reverse migration out of its markets, and increased pricing pressure for its products. Please address the impact that the economy has had on your orders, pricing and strategy. In this respect we note, for example, the significant increase in accounts receivable aged 31-90 days compared to prior periods.

72.           We have revised the disclosure on page 130 of the Amended S-4 to provide the requested information.

Staff Comment 73:  We note your statement on page 118 that “Windrace was not engaged in any material litigation ... known to its Directors to be pending ...” (emphasis added). Please revise to remove this qualifier or expand it to include the entire company.

73.           We have revised the disclosure on page 126 of the Amended S-4 to remove the qualifier.

Windrace’s Management’s Discussion and Analysis

Results of Operations

Revenue, page 130

Staff Comment 74:  Please revise your disclosure for each period presented to thoroughly describe and quantify the underlying material activities that generate variances in revenue between periods (e.g. disclose the fluctuations attributable to the increase in the number of Xidelong retail stores, the introduction of new footwear products, changes in your pricing strategy, etc.). Please ensure that your revised analysis separately quantifies the effect of each causal factor cited for material changes between periods.

74.           We have revised the disclosure on page 137 of the Amended S-4 to provide the requested information.

John Reynolds, Esq. July 17, 2009 Page 22
Cost of Sales, page 131

Staff Comment 75:  Please revise to provide additional detail explaining the correlation between your cost of sales and revenue line items. Your revised disclosure should also provide adequate information for an investor to understand the fixed and variable components of cost of sales during the periods presented and the effect on gross profit from changes in these types of expenses.

75.           We have revised the disclosure on pages 138 and 139 of the Amended S-4 to provide the requested information.

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 134

Staff Comment 76:  We note that your accounts receivable balance increased by 101% from December 31, 2007 to December 31, 2008. The disclosure in your filing partially attributes this increase to the extension of credit periods for certain of your distributors. Please disclose the steps taken by management to ensure that amounts due from these distributors will be collected. Your revised disclosure should also explain how this has affected your policies for extending credit to your distributors.

76.           We have revised the disclosure on page 119 of the Amended S-4 to provide the requested information.

Staff Comment 77:  In connection with the previous comment, considering the uncertainty regarding the collectability of these amounts, please provide a discussion of the factors considered by management in their conclusion that at allowance for doubtful accounts was not necessary at December 31, 2008.

77.           We have revised the disclosure on page 147 of the Amended S-4 to provide the requested information.

Staff Comment 78:  We note your disclosure stating that your inventory balance has increased since the prior year due to decreased demand for your products. Please explain management’s plans to sell the inventory currently on hand considering the current economic environment and factors such as changes in seasonal and geographic demand.

78.           We have revised the disclosure on page 147 of the Amended S-4 to provide the requested information.

Information About 2020, page 139

2020’s Management’s Discussion and Analysis of Financial Condition and Results of Operations. page 141

John Reynolds, Esq. July 17, 2009 Page 23
Staff Comment 79:  Please revise to remove or clarify your statement urging readers “to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors that may affect our business . . .” Alternatively, advise why such statement is appropriate.

79.           We have deleted the statement on page 153 of the Amended S-4.

Staff Comment 80:  We note that, at year-end, you had $414,144 in accrued expenses, and $413,066 in accrued offering costs, compared to approximately $65,459 in assets. Please revise to provide more detailed disclosure to:

a.           Address the nature of your significant liabilities, including the source of such liabilities, the parties involved, and whether they have waived claims against the trust account;

b.           Address your ability to repay these liabilities in the event that you are required to liquidate, including whether these liabilities will requirement management payments pursuant to your Form S-I Insider Letters;

c.           Clarify the basis for your page 17 statement that you do not currently expect your officers and directors to have exposure in the event of a liquidation; and

d.           Address how these liabilities will be handled assuming the deal goes forward.

80.           We have revised the disclosure on page 158 of the Amended S-4 to provide the requested information.

Staff Comment 81:  We note your statement on page 146 that you owe your legal counsel $409,908 in connection with a fee cap arrangement from your initial public offering. It appears that Seyfarth Shaw was your counsel at that time and is now issuing an opinion on tax matters. Please revise to provide Item 509 of Regulation S-K or advise.

81.           We have revised the disclosure on page 196 of the Amended S-4 to provide the  information required by Item 509 of Regulation S-K.

Pro Forma Unaudited Financial Statements, 148

General

Staff Comment 82:  Please note that pro forma financial statements must be prepared on the basis of accounting used to present the issuer’s audited financial statements. As such, because 2020 ChinaCap is a domestic registrant and your financial statements are presented in US Dollars in accordance with US GAAP, your pro forma financial statements should be revised to present the pro forma effect of the business combination with Windrace in US Dollars in accordance with US GAAP. Please revise. Refer to Article 8-05 and Article ii of Regulation S-X for further guidance.

John Reynolds, Esq. July 17, 2009 Page 24
82.           We have revised the pro forma financial statements beginning on page 165 of the Amended S-4 to present the information in US Dollars in accordance with US GAAP.

Staff Comment 83:  In connection with the preceding comment, please provide updated pro forma financial statements with your amended filing. Refer to Article 8-05 and Article 11 of Regulation S-X

83.           We have updated the pro forma financial statements beginning on page 165 of the Amended S-4 through March 31, 2009.  We will further update the pro formas as required by Regulation S-X in subsequent amendments.

Adjustments Five and Twelve

Staff Comment 84:  It appears that adjustments five and twelve represent the conversion of Windrace’s preferred shares (all of which are held by Elevatech) into common shares of the combined entity. Based on the terms of the purchase and sale agreement and the disclosures provided throughout your filing, it appears that the preferred shares held by Elevatech will be redeemed in exchange for a promissory note. It does not appear that Elevatech has agreed to accept common shares of the combined entity in exchange for the cancellation of this promissory note. If these pro forma adjustments are not based on an executed agreement that is directly associated with the acquisition, please revise to remove them from the face of the pro forma financial statements. If you continue to believe these adjustments are appropriate, please provide us with a detailed explanation supporting your conclusion and justify how your presentation is consistent with Article 8-05 and Article 11 of Regulation S-X.

84.           We have revised the pro forma adjustments to remove adjustments five and twelve from the face of the pro forma condensed combined balance sheet to reflect the lack of any agreement to accept common shares in exchange for the promissory note.  As previously noted, Windrace has contemplated raising additional equity capital to repay the note, which additional capital would be converted into ordinary shares of Exceed, but there are no present agreements with respect to such financing.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 156

Staff Comment 85:  Please revise to present the pro forma effect of the transaction on the historical financial statements of 2020 ChinaCap and Windrace. Your revised disclosure should present the historical financial information of 2020 ChinaCap and Windrace in columnar form along with the pro forma adjustments necessary to show the effect of the transaction. The presentation currently provided in your filing appears to be more akin to a projection. For example, adjustment two to your pro forma statement of operations appears to be an estimate of the incremental costs that management expects to incur as a public company. If you choose to include this information in your filing, please note that projections should be confined to supplemental information provided as part of Management’s Discussion & Analysis. Refer to Article 8-05 and Article 11 of Regulation S-X.

John Reynolds, Esq. July 17, 2009 Page 25
85.           We have revised the pro forma condensed combined statement of operations on page 172 of the Amended S-4 to delete the adjustment.

Pro Forma Adjustments and Eliminations. page 156

Adjustment Three

Staff Comment 86:  It does not appear that your pro forma adjustment to remove the aborted IPO expenses incurred by Windrace is directly attributable to the merger agreement with 2020 ChinaCap. Please note that non-recurring charges included in the historical financial statements of the combining entities should not be eliminated in the preparation of pro forma financial statements. Please revise or advise.

86.           We have revised the pro forma adjustment in the condensed combined statement of operations on page 172 of the Amended S-4 to delete the adjustment.

Adjustment Four

Staff Comment 87:  It appears that this adjustment is for a non-recurring charge resulting directly from the execution of the merger agreement. Tell us how this adjustment meets the criteria for pro forma adjustments per Article 8-05 and Article 11 of Regulation S-X or revise your pro forma statement of operations accordingly. Note that the Staff will not object to a footnote to your pro forma financial statements discussing this item with related disclosure clearly indicating that it not included in your pro forma statement of operations.

87.           We have revised the pro forma adjustment in the condensed combined statement of operations on page 172 of the Amended S-4 to delete the adjustment.

Adjustment Five

Staff Comment 88:  We note that you have presented the pro forma income tax effect of the business combination based on a marginal tax rate of 17.5%. Please note that if you are not applying the statutory tax rate, disclosure must be provided explaining why the tax rate used to prepare the pro forma financial statements is appropriate. Please revise.

88.           As a result of the revision to certain pro forma adjustments on page 172 of the Amended S-4 as noted above, the pro forma income tax adjustment has been eliminated.

Directors and Management, page 157

Staff Comment 89:  Please provide a more detailed discussion of the compensation paid to Windrace’s directors and executive officers. Also, please reconcile your table on page 160 to footnote nine to the financial statements on page F-40. Finally, revise to file any employment agreements.

John Reynolds, Esq. July 17, 2009 Page 26
89.           We have revised the compensation disclosure on page 183 of the Amended S-4 accordingly.

Certain Relationships and Related Transactions. page 161

Staff Comment 90:  Please disclose the total fees paid to Surfmax Corporation for the periods covered by the financial statements. Also, indicate whether any amounts are currently payable.

90.           We have revised the disclosure of the fees paid to Surfmax on page 184 of the Amended S-4 to provide the requested information.

Staff Comment 91:  Please provide the total consideration paid by Elevatech for its preferred shares. Also, clarify the terms of the March 28 and June 2, 2008 share transfer agreement. Finally, briefly summarize the terms of the preferred shares.

91.           We have revised the disclosure on page 185 of the Amended S-4 to provide the requested information.

Beneficial Ownership of Securities, page 163

Staff Comment 92:  Please revise to present a pro-forma table assuming the issuance of shares to the Sellers as described in your disclosure.

92.           We have revised the disclosure on page 190 of the Amended S-4 to provide the requested pro forma table.

Shares Eligible for Future Sale, page 165

Staff Comment 93:  Please clarify the meaning of your page 165 statement that “[i]f any Public Shares are converted into cash, it will reduce the number of registered and freely tradable shares by an amount equal to the number of Public Shares so converted ...”

93.           We have revised the disclosure on page 192 of the Amended S-4 to clarify this statement.

Description of the Combined Company’s Securities Following the Acquisition, page 167

Staff Comment 94:   We note your statement that Exceed will have 25,000,000 common shares authorized for issuance. Currently 2020 has 10,500,000 shares outstanding along with warrants to purchase an additional 10,500,000 shares. Your transaction calls for the issuance of additional shares, potentially up to 17,008,633 shares. Accordingly, it appears that you will not have sufficient shares authorized to meet all of these future obligations. Please advise or revise.

94.           We have revised the proposed amended Articles of Association for Exceed to increase the number of common shares authorized for issuance and have updated the disclosure on page 194 of the Amended S-4 accordingly.  We have attached the amended Articles of Association for Exceed reflecting the new authorized share figure as Annex E to the Amended S-4.

John Reynolds, Esq. July 17, 2009 Page 27
Where you can find more information, page 172

Staff Comment 95:  Please update the address for the Securities and Exchange Commission.

95.           We have revised the disclosure on page 197 of the Amended S-4 accordingly.

Financial Statements

2020 ChinaCap Acquirco. Inc.

General

Staff Comment 96:  Please note the financial statement updating requirements of Article 8-08 of Regulation S-X and provide updated consents with any amendment.

96.           We have provided unaudited interim financial statements for the quarter ended March 31, 2009 in the Amended S-4 and will provide further updated interim financial statements as required by Regulation S-X in subsequent amendments.

Consolidated Cash Flow Statement, F-23

Staff Comment 97:  We note that you have classified the changes in pledged bank deposits as an investing activity. As footnote 17 states that pledged bank deposits are used to secure bills payable, it appears that the changes in pledged bank deposits should be presented as an operating activity. Please revise or advise. Refer to IAS 7.

97.           We have reclassified the deposits as an operating activity on page F-39 of the Amended S-4.

Notes to Financial Statements

1- Corporate Information and Basis of Presentation, F-25

Staff Comment 98:  We note that XDLong International Company Limited was formed on April 28, 2008 to combine a group of entities that are considered to be under common control and was subsequently renamed Windrace International Company Limited. Please revise your footnote to disclose (i) the entities that currently make up Windrace, (ii) the ownership structure for each of these entities, and (iii) the incorporation date of each of these entities. In addition, please provide us with an explanation for why these entities are considered to be under common control.

98.           We have revised the Basis of Presentation section in Note 1 to the financial statements of Windrace on pages F-41 and F-42 of the Amended S-4 to provide additional information requested.

The entities combined in connection with the formation of Xdlong were under the common control of Mr. Lin Shuipan and Ms. Chen Xiayu at the date of the formation of Xdlong (and had been since their respective dates of incorporation), as a result of which this group of entities was regarded and accounted for as a continuing group in an accounting combination that we refer to as a consolidation.

John Reynolds, Esq. July 17, 2009 Page 28
Staff Comment 99:  We note your disclosure stating that Windrace’s financial statements were prepared on a consolidated basis by applying the principles of merger accounting. Please provide us with a discussion of the authoritative literature you utilized to prepare, these financial statements. Considering that Windrace was formed on April 28, 2008, your response should explain your basis for preparing these financial statements as if the current group structure had been in existence during each period for which consolidated financial statements are presented.

99.           The reorganization involved a combination of entities under the common control of Mr. Lin Shuipan and Ms. Chen Xiayu.  Accordingly, under paragraphs 10 through 13 of IFRS 3, “Business Combinations” (“IFRS 3”), a combination of entities under common control is deemed to be outside the scope of IFRS 3.  Since the reorganization did not result in any change in the effective control of the legal entities involved or the relative shareholder interests before or after the reorganization, the financial statements were prepared on a consolidated (combined) basis at historical cost for all periods presented.  On this basis, Windrace, as the successor to Xdlong, has been considered as the holding company of the subsidiaries for all periods presented.  We believe that this treatment is consistent with the intent of the transaction and best explains to the user of the financial position of the Company.

We have revised the Basis of Presentation section in Note 1 to the financial statements of Windrace on page F-41 of the Amended S-4 to provide the above-described disclosure.

2.1- Principal Accounting Policies

General

Staff Comment 100:  Please revise to disclose your policy for recording purchasing, receiving, and warehousing costs. if the related amounts are not charged to expense through cost of sales, please quantify the expense incurred for each period presented. Refer to paragraph 16 of IAS 2.

100.           We have revised Note 2.1 to the financial statements of Windrace on page F-50 of the Amended S-4 to provide the additional information requested

Basis of Preparation. F-26

Staff Comment 101:  We note that you have provided a convenience translation into US Dollars based on the monthly average exchange rate for the year ended December 31, 2008. Please note that the rate applied for a convenience translation should be the exchange rate as of the date of your most recent balance sheet. That exchange rate should be consistently applied to both your financial statements and the footnotes thereto. Please revise.

John Reynolds, Esq. July 17, 2009 Page 29
101.           We have revised the exchange rate used for the convenience translation into US Dollars to the rate as of March 31, 2009, and have applied this rate throughout the financial statements and footnotes thereto in the Amended S-4.

Revenue Recognition, F-33

Staff Comment 102:  We note that you do not have a formal return policy, but it appears that your distributors have the right to return unwanted inventory. Considering the disclosure per page 125 which states that you do not have a historical basis on which to estimate returns, please explain your assessment of paragraph 17 of IAS 18 which states that revenue may be recognized at the time of sale if the seller can reliably estimate future returns.

102.           Windrace’s distributors do not have the right, nor does Windrace accept, the return of unwanted inventory from distributors. Therefore, historically, Windrace has not experienced any returns from its distributors.  Accordingly, revenue is recognized at the time when the distributors accept the goods, which is in accordance with paragraph 17 of IAS18.

Staff Comment 103:  In connection with the previous comment, we note that footnote five states that revenues are presented net of allowances for returns and trade discounts. Please revise your critical accounting policies to disclose the nature and amounts of revenue dilution (e.g., product returns, discounts for early payment, volume discounts, markdown allowances on out-of- season stock, etc.). Your critical accounting policy should explain how you assess levels of inventory in the distribution channel and the introduction of new products that may result in reduced demand for current products.

103.           Note 5 to the financial statements of Windrace on page F-13 of the Amended S-4 has been revised to eliminate the notation of allowances and returns for trade discounts because Windrace historically has not experienced any product returns or allowed trade discounts. Windrace has only produced its products based on orders received from its distributors. Generally, Windrace’s new products are presented at the sales fair, at which time the distributors place their sales order. Windrace believes its current accounting policies in this regard are appropriate based on its business operations.

Staff Comment 104:  We note the disclosure per page 28 which states that you permit your distributors at sales fairs to adjust their purchase orders by 10% to 15%. Although this does not appear to be a formal policy, please revise your critical accounting policies to explain how this affects your ability to recognize revenue.

104.           The disclosure on page 28 of the Amended S-4 states that the actual final sales orders placed by distributors can be increased or decreased by 10% to 15% from the levels to which they have committed during the sales fair. Once a final sales order is received from a distributor, Windrace does not allow any further revisions to the order. Windrace will only manufacture its products according to the final sales order placed. Accordingly, this adjustment factor has no impact on Windrace’s revenue recognition (since Windrace recognizes revenues from the sale of goods when the significant risk and rewards of ownership have been transferred to the buyer) because Windrace does not permit adjustments after the products are shipped.

John Reynolds, Esq. July 17, 2009 Page 30
We have revised the risk factors on page 29 of the Amended S-4 to further clarify Windrace’s policies regarding sales order adjustments.

Staff Comment 105:  We note that you recognize revenue when you retain neither continuing managerial involvement nor effective control over the goods sold. In concluding that you do not have continuing managerial involvement, please tell us how you considered that (i) you set sales target figures with your distributors, (ii) you provide free promotional support for your distributors, (iii) you train your distributors’ employees, (iv) your retailers must sell your products exclusively, and (v) you provide subsidies for the build-out of new retail locations and for the renovations of existing retail locations.

Staff Comment 106:  In connection with the comment above, please describe the situations where continuing managerial involvement and/or effective control over the goods are maintained and describe the point(s) at which these circumstances end allowing Windrace to recognize revenue.

105 and 106.           Windrace has concluded that it does not retain continuing managerial involvement nor effective control over the goods that it has sold.  Managerial involvement and/or effective control over the goods that it has sold ceases when Windrace has delivered the products and recorded a sale.  Windrace’s review and analysis of such matters is summarized as follows:

Windrace utilizes preliminary purchase orders received from consultations with customers at sales fairs to prepare sales estimates and formulate production schedules for upcoming seasons. Purchase order quantities may be subsequently adjusted upward or downward by amounts ranging from 10% to 15% before finalization. Once a purchase order is finalized, Windrace re-confirms the delivery schedule of sales orders with each distributor before shipment. Distributors are invoiced and sales are recognized by Windrace only at the time that products are ultimately delivered to distributors.

In order to facilitate the operation and development of its business, including promoting brand recognition and building a nationwide brand image, Windrace provides selective industry-standard post-sales assistance and guidance to distributors, including training of distributors’ employees and promotional equipment and marketing brochures. Retailers are required to sell Windrace’s products on an exclusive basis.

Windrace also provides such retailers with standardized outlet design and layout, and subsidies for the build-out of new retail locations and for the renovation of existing retail locations. However, such assistance and guidance does not interfere with the ability of the distributors and retailers to conduct their normal business operations.

John Reynolds, Esq. July 17, 2009 Page 31
As an incentive to distributors to expand the number of authorized retail stores and to create a uniform high-quality store image nationwide, Windrace provides certain build-out and renovation subsidies to qualified authorized retail stores.  Depending on the category of the authorized retail stores, Windrace has different sets of criteria and standards for determining whether a store qualifies for the subsidies, including location, size and rent for the authorized retail stores, as well as compliance with Windrace’s standards.

Build-out and renovation subsidies are provided to distributors who have qualified authorized retail stores within their designated sales regions. Where a particular authorized retail store is operated by a third-party retailer, such subsidies are provided to the retailer through the distributor.

Such subsidies are granted and paid when a new or renovated store is approved, and are charged to operations at that time.  Such amounts are included in selling and distribution costs.

It is to Windrace’s advantage to help build out the distribution network in China for its products. The distributors are not controlled by Windrace nor are they related parties. Windrace believes that the promotional advice and guidance, including promoting brand recognition and building a nationwide brand image, benefits Windrace and is normal in the distribution of products of this type. The build out subsidies have the same effect as that of promoting Windrace’s product sales. Windrace retains no control over the properties created by the subsidies and has no future ownership or control of those premises. Such subsidies are a cost of establishing Windrace’s distribution network which in the United States might be considered a form of sales incentive or distributor allowances to the distributors. Windrace believes its accounting is appropriate under the circumstances and properly disclosed in its financial statements.

We have revised the Revenue Recognition section of Note 2.1 to the Windrace financial statements to provide additional information with respect to this matter.

Staff Comment 107:  We note that you set sales target figures with your distributors. Please tell us how this information is used to determine the timing of product shipments (i.e. products are shipped based on target orders or are shipped based solely on orders received from distributors).

107.           Products are shipped based on actual sales orders received from distributors.

We have revised the MD&A on page 134 of the Amended S-4 and Note 2.1 to Windrace’s financial statements on page F-42 of the Amended S-4 to clarify this point.

Staff Comment 108:  Please disclose whether you charge your distributors for shipping and handling fees and how these amounts arc recorded in your financial statements.

108. All transportation and handling costs for delivery of products are borne and paid by the distributors directly.

John Reynolds, Esq. July 17, 2009 Page 32
We have revised Note 2.1 to Windrace’s financial statements on page F-42 of the Amended S-4 to clarify this point.

4 - Segment Information, F-37

Staff Comment 109:  We note that management considers your operations to constitute a single reportable segment pursuant to IAS 14. However, we also note that discrete financial information regarding your major product lines is presented in your filing. Please provide us with a detailed explanation for your conclusion that your major product lines are not reportable operating segments. Your response should specifically address the guidance per IAS 14.

109.           Windrace is principally engaged in the manufacture and sale of sportswear, including footwear, apparel and accessories.  Windrace considers that the major product lines (being footwear, apparel and accessories) can be combined as a single business segment as they exhibit similar long term financial performance and they are similar in terms of product nature, production process, customer type and class, and distribution method.  This treatment is in accordance with paragraphs 9 and 34 of IAS14.

We have revised Note 4 to Windrace’s financial statements on page F-53 of the Amended S-4 to clarify this point.

8 - Profit Before Tax. F-39

Staff Comment 110:  We note that you have presented additional detail regarding certain charges recorded to arrive at profit before tax. However, this footnote does not provide sufficient cross- references to indicate the financial statement line items where each of these items is recorded. Please revise. Refer to paragraph 113 of IAS 1.

110.           We have revised Note 8 to Windrace’s financial statements on page F-55 of the Amended S-4 to provide the additional information requested.

10 - Tax, F-4

Staff Comment 111:  We note that you have presented a reconciliation of tax expense using the applicable statutory rates for the jurisdictions in which Windrace operates. Please revise to explain the causes of changes in the applicable tax rates used in your reconciliation (e.g. changes in the mix of profits earned in different jurisdictions, etc.). Refer to paragraph 81(d) of IAS 12.

111. Prior to January 1, 2008, the Windrace companies operated solely in China and the applicable tax rate was 27%.  The applicable tax rates from January 1, 2008 were a mix of 25% and 17.5% for entities operating in China and Hong Kong, respectively.

John Reynolds, Esq. July 17, 2009 Page 33
We have revised Note 10 to Windrace’s financial statements on page F-58 of the Amended S-4 to clarify this point

Staff Comment 112:  We note that your tax expense reconciliation includes an adjustment for tax losses not recognized. As it does not appear that you have recognized any deferred tax assets, please revise to disclose all deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the balance sheet. Refer to paragraph 81(e) of IAS 12.

112.           Apart from the tax loss, there were no other differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.  Accordingly, there was no unprovided deferred tax liability in respect of the relevant periods and as at March 31, 2009 and 2008, and December 31, 2008, 2007 and 2006.

We have revised Note 10 to Windrace’s financial statements on page F-58 of the Amended S-4 to clarify this point

Staff Comment 113:  In connection with the previous comment, please provide us with an explanation for your statement that “there was no unprovided deferred tax liability” at December 31, 2008, 2007 and 2006.

113.           Please see the response to comment 112 above.

14 - Prepaid Land Lease Payments, F-45

Staff Comment 114:  Please revise to provide additional detail regarding your land use right arrangements Your revised disclosure should address the term of the land use right arrangements, how this land is used, and any additional obligations under these arrangements.

114.           XDLong China owned and occupied a parcel of land with an aggregate site area of 38,784 square meters together with buildings on such land.  The buildings comprise Windrace’s production facility, a research and development center, an office space, staff quarters, a recreation center and sports facilities, with an aggregate gross floor area of approximately 99,024 square meters. Windrace has obtained the land use rights certificate in relation to the land and the property ownership certificates for the buildings. The land use rights were granted for industrial use for a term of 50 years from December 25, 2006.

XDLong Fujian owns a parcel of land located within Windrace’s production complex in Jinjiang which has an aggregate site area of 15,277 square meters. Pursuant to the State-owned Land Use Right Transfer Contract, construction on this land must commence by February 28, 2006. XDLong Fujian did not commence construction by such date because Windrace decided to construct its production facilities on another larger parcel of land owned by XDLong China. Windrace has plans to construct additional production facilities on the XDLong Fujian parcel of land. XDLong Fujian is applying to relevant local government agency for postponing construction on the land. However, there is a risk that the local government may repossess the land before XDLong Fujian obtains an approval to postpone construction.

John Reynolds, Esq. July 17, 2009 Page 34
We have revised Note 13 to Windrace’s financial statements on page F-61 of the Amended S-4 to provide additional information requested.

16 - Trade Receivables, F-46

Staff Comment 115:  We note that your distributors are required to make payment within two months of the invoice date. As such, it appears that the amount presented as due within 30 days (i.e. current) per your accounts receivable aging analysis should he revised to include amounts due within 60 days. Please revise or advise.

115.           We have revised Note 15 to Windrace’s financial statements on page F- of the Amended S-4 to provide additional information requested.

20 - Deposits Received, Other Payables and Accruals, F-48

Staff Comment 116:  Please revise to provide additional information regarding the nature of the security deposits received from your distributors. Your revised disclosure should include a discussion of (i) your obligations related to these deposits, (ii) events which trigger the release of these deposits, and (iii) your policy if a distributor does not fulfill their obligations.

116.           Deposits received primarily relate to deposits made by distributors in accordance with the distributorship agreements.  Each distributor must pay Windrace a fixed sum of RMB500,000 (approximately US$73,074) as security for the performance of their obligations under the distributorship agreement.  Windrace has the right not to refund the deposit to the distributors if they do not comply with the terms stipulated in the distributorship agreements.  Windrace will refund the deposit to a distributor upon the expiration of the distributorship agreement should either party determines not to renew the agreement.

We have revised Note 15 to Windrace’s financial statements on page F-62 of the Amended S-4 to provide additional information requested.

24 - Share Capital. F-53

Staff Comment 117:  It appears that Lin Shuipan and Rich Wise International Investment Group converted a portion of their shares of Windrace common stock into shares of Windrace preferred stock which were subsequently sold to Elevatech. Please provide us with a step-by-step discussion of this transaction along with an explanation of your accounting treatment for the conversion of these shares of common stock into shares of preferred stock and the recorded distribution of RMB 189,504,000.

John Reynolds, Esq. July 17, 2009 Page 35
117.           On March 28, 2008, Windrace, Mr. Lin Shuipan and GS Investor entered into a subscription agreement (the ‘‘Subscription Agreement’’) under which GS Investor agreed to subscribe for 2,500 Preferred Shares representing 2.5% of the enlarged issued share capital of Windrace upon the issue and allotment of the Preferred Shares under the Subscription Agreement (the ‘‘Subscription’’). The consideration for the Subscription of approximately HK$95.71 million (approximately US$12.35 million) was received by Windrace on April 30, 2008.  The accounting entry recorded by Windrace is as follows:

Dr	Cash (2,500 PS)	HK$95,708,609 (RMB85,134,859) (US$12,442,302)
Cr	Preferred Shares (liability)	HK$95,708,609 (RMB85,134,859) (US$12,442,302)

On March 28, 2008, Mr. Lin Shuipan, RichWise (collectively, the ‘‘Sellers’’ and each, a ‘‘Seller’’), Mr. Shi Jinlei (the sole beneficial owner of RichWise), Windrace and GS Investor entered into a share purchase agreement (the ‘‘SPA’’) under which Mr. Lin Shuipan and RichWise agreed to transfer 2,000 and 3,500 Preferred Shares, representing 2.0% and 3.5% respectively, of the issued share capital of Windrace as enlarged by the Subscription, to GS Investor.  These 5,500 Preferred Shares were created by reclassification of the common stock - 2,000 ordinary shares of Mr. Lin Shuipan and 3,500 ordinary shares of RichWise. The accounting entry recorded by Windrace in respect of the reclassification of common stock to Preferred Shares is as follows:-

Dr	Common Stock	HK$550 (RMB495) (US$72)
Cr	Preferred Shares (liability)	HK$550 (RMB495) (US$72)

The consideration of 5,500 Preferred Shares of approximately HK$210.56 million was settled by GS directly to Mr. Lin and RichWise on April 30, 2008.  As such, this amount was treated as a form of deemed distribution to Mr. Lin and Richwise and was charged to the stockholders’ equity – other reserve.  The accounting entry is as follows:-

Dr	Other Reserve	HK$210,558,962 (RMB189,503,640) (US$27,695,606)
Cr	Preferred Shares (liability)	HK$210,558,962 (RMB189,503,640) (US$27,695,606)

After the above entries, a total of 8,000 Preferred Shares were recorded at HK$306,268,121, or RMB274,638,994 (US$40,137,981) at initial recognition.

Annexes and Exhibits

General

Staff Comment 118:  We note that the company has not filed several annexes and exhibits, including the Seyfarth Shaw tax opinion, the Escrow Agreement, and the Maples & Calder opinion. Please note that we review and frequently comment upon these documents. We request that you file these with your next amendment.

John Reynolds, Esq. July 17, 2009 Page 36
118.           We have filed the tax opinion as annex C to the Amended S-4.  The Escrow Agreement and Maples and Calder opinions have not yet been finalized, and we will file them as annexes in the next amendment to the S-4.

Annexes

Staff Comment 119:  Please revise to provide executed copies of all agreements. We note, for example, the Agreement for Sale and Purchase of Windrace International Company Limited does not appear to have been signed.

119.           Where appropriate, we have refiled previously filed exhibits or revised the annexes to the Amended S-4, such as the purchase agreement, to provide executed copies.

Exhibits

Staff Comment 120:  Please revise to file any material agreements for Windrace pursuant to item 601 of Regulation S-K. Without limiting the generality of the forgoing, please file the May 8, 2009 letter agreement with Elevatech, your technology cooperation agreement with China Institute of Sport Science, your technology development agreement with Hefei Institute of Intelligent Machines, and the shareholder agreement dated April 30, 2008 between Lin Shuipan, Rich Wise, Haima, Tiancheng, EagleRise, Elevatech, and Windrace. See Compliance and Disclosure Interpretation No. 225.07

120.           We have filed material agreements relating to Windrace as exhibits 10.24-10.34 of the Amended S-4.

Staff Comment 121:  Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

121.           We have will provide a list identifying the contents of omitted schedules as appropriate and have incorporated the agreement to provide the staff with copies of the omitted schedules in the exhibit index.

Staff Comment 122:   Please list the subsidiaries of the company. Also consider listing the subsidiaries of Windrace International.

122.           We have provided a list indicating that Exceed is the sole subsidiary of the Company as Exhibit 21.1 to the Amended S-4.  We have also provided a list of the subsidiaries of Windrace on that exhibit.

Exhibit 23.3 - Consent of Independent Registered Public Accounting Firm

John Reynolds, Esq. July 17, 2009 Page 37
Staff Comment 123:  The consent provided by Crowe Horwath LLP states that their report relating to Windrace international Company Limited is dated May 13, 2009. However, it appears that the report filed with your registration statement is dated May 14, 2009. Please advise your independent accountant to revise their consent to appropriately refer to the date of their report included in any amended registration statement.

123.           The reference to the May 13 date was a typographical error in the Edgarization of the consent.  The consent filed with the Amended S-4 refers to the appropriate date of the report.

Form 10-K for Fiscal Year Ended December 31, 2008

Exhibit 31 - Section 302 Certifications

Staff Comment 124:  Please revise the head note to paragraph 4 here, and in the Section 302 Certifications filed with your Form 10-Q for the quarter ended March 31, 2009, to include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) in accordance with Item 601(31) of Regulation S-K.

124.           Concurrently with, or shortly following the filing of the Amended S-4, the Company will file an amended 10-K and 10-Q to provide the information requested.

Form 8-K, filed May 12, 2009

Exhibit 99.1

Staff Comment 125:  Your press release indicates that a conference call for investors was held on May 11, 2009 to discuss your transaction. The press release also contains detailed information about your target and the proposed transaction. However, it is unclear whether you intended to file this information. Please advise.

125.           The intent of the Company was to file this information.

Form 8-K. filed May 11, 2009

Staff Comment 126:  We note that you include an investor presentation, dated May 8, 2009, under Item 8.01 to your Form 8-K. Your description indicates that “{t]his information is not ‘filed’ pursuant to the Securities Exchange Act ...“ Given the nature of the slides, it was unclear to us how the company considered rules 165, and 425 of the Securities Act as well as rule 14a-12 of the Exchange Act, which generally require such written communications to be filed. Please advise. In responding, please also address your Form 8-K filed May 12, 2009 with respect to the foregoing issues.

126.           Shortly following the filing of the Amended S-4, the Company intends to file amended Forms 8-K deleting the statement that the information was not “filed”.

Exhibit 99.1

John Reynolds, Esq. July 17, 2009 Page 38
Staff Comment 127:  On slide five you present various pro forma values and implied multiples. However, it was unclear how these values were computed and how they were relevant to investors. Please amend your Form 8-K to explain.

127.           We will revise the disclosure with respect to these values on the revised presentation (the “Revised Presentation”) that will be filed as an exhibit to the amended Form 8-K to be filed shortly after the filing of the Amended S-4 to clarify how the values were derived.  The main use of the pro forma equity values is to calculate the PE multiple for comparison to comparable companies as will be indicated in such revised disclosure.

Staff Comment 128:  It appears that the company has generated an implied PE multiple which assumes the transaction, and has not valued the target on a stand-alone basis. If that is the case, please revise to clarify.

128.           We will revise the disclosure with respect to these values on the Revised Presentation to be filed shortly after the filing of the Amended S-4 to clarify this point.  We will also provide the stand-alone equity value in the relevant tables on the Revised Presentation which permit the investors to derive the PE multiple on a stand-alone basis.

Staff Comment 129:  We note that slide six presents a “comparable companies” analysis. If this analysis was used by the board in assessing the fairness of the consideration being paid, please revise to include it within your Form S-4.

129.           We have incorporated the comparable companies analysis in the “Board meeting” discussion on page 72 of the Amended S-4.

Staff Comment 130:  On slide 11 you indicate that Domestic Consumer Retail Sales had a CAGR of 14% between 2003 and 2007. Please advise if data for 2008 is available yet. if it is, disclose the CAGR over the five year period ended December 31, 2008.

130.           The 2008 data is not available as yet.

Staff Comment 131:  On slide 13 you indicate that you have a top five market position in China but, by footnote, indicate that this is for domestic brands only. Please revise your Form S-4 to address your position in the marketplace including both foreign and domestic brands.

131.           We will revise the disclosure in the Revised Presentation that will be filed as an exhibit to the amended Form 8-K to be filed shortly after the filing of the Amended S-4 to address Windrace’s position in the marketplace with respect to both domestic and foreign brands.

John Reynolds, Esq. July 17, 2009 Page 39
The Company appreciates the Staff’s comments with respect to the Registration Statement and would like to provide any assistance necessary for the Staff to expedite the review process.  As we discussed with Jay Williamson today, Windrace’s liability to repay Elevatech is due on October 31, 2009 and the agreement with Elevatech requires that we be able to give the instructions to a bank to repay the funds one month prior to that date. Therefore, the Company’s intention is that the transaction close by or about September 30, 2009. This would in turn require a month for proper notice to be provided to the Company’s investors, as well as allow the Company’s management sufficient time to assess any steps necessary to secure approval for the transaction. Based on the foregoing, the Company hopes to be in a position to declare the proxy effective by or about the end of August 2009. We recognize that given the extent of the comments and the anticipated need to update the financial statements for the June quarter in next filing this may not be practicable.  However, the Company would very much appreciate any assistance the Staff can provide to help the Company meet that timeline.  Comments or questions regarding this letter may be directed to the undersigned at (312) 460-5613 or by fax to 312-460-7613 or to Mark Katzoff of our office at (617) 946-4887 or by fax to 617-790-5356.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Michel J. Feldman
Michel J. Feldman

MAK:mto
cc:	G. George Lu
Mark A. Katzoff, Esq.

strategic sports branding

China Sportswear Industry Research Report (Final)

Mar 17, 2008

I. Background

ZOU Marketing is an independent Shanghai-based sports marketing and consulting firm that provides advisory services on the China sports industry.

II. Project Objectives

This report is to present the following information:

i. China Macro Economic and Demographics Data

1. Real GDP growth and Real GDP per capita growth
2. Urbanization
3. Disposable income per capita of urban households and, net income per capita of rural households
4. Demographics (population by age)

ii. Industry Data

1. Total estimated market size of the industry, 2003 – 2007, including CAGR.
2. Projected total market size of the industry, 2008 – 2013, including CAGR.
3. Estimated number of sportswear brands in the market (Int'l vs. Domestic)
4. Estimated sales breakdown (Int'l vs. Domestic)
5. Estimated 2007 market share of the major sportswear brands in the China market.
6. Estimated 2007 market share of major domestic sportswear brands in China
7. Estimated POS of major sportswear brands in China

Data on Hong Kong, Macao and Taiwan are not included.

中国上海 铜仁路258号 久安广场 银座6A
电话：(021) 6289-3385 (021) 6289-3383 传真：(021) 6289-1005
邮编：200040 电邮：info@zoumarketing.com
6A Silver Bldg., Jiu An Plaza 258 Tong Ren Road Shanghai, China
Tel: (021) 6289-3383 (021) 6289-3385 Fax: (021) 6289-1005
E-mail: info@zoumarketing.com P.C.: 200040

ZOU
strategic sports branding

III. Report

i. China Macro Economic and Demographics Data

GDP and Per Capita GDP

China has experienced rapid growth following the central government's implementation of the "open door" policy in the 1970's. And from 1997 – 2007 China GDP has grown at a CAGR of 12.1%. The World Bank expects China GDP to grow at 8.6% in 2008. They also cited that despite the global economy downturn, China is set to remain somewhat upbeat due to its strong domestic economy and the government's relatively buoyant financial position.

中国上海 铜仁路258号 久安广场 银座6A
电话: (021) 6289-3385 (021) 6289-3383 传真: (021) 6289-1035
邮编: 200040 电邮: info@zoumarketing.com
6A Silver Bldg., Jiu An Plaza 258 Tong Ren Road Shanghai, China
Tel: (021) 6289-3383 (021) 6289-3385 Fax: (021) 6289-1005
E-mail: info@zoumarketing.com P.C.: 200040

ZOU
strategic sports branding

Table 1: P.R. China GDP and GDP Per Capita

Year	Nominal GDP (billion RMB)	Nominal GDP per capita (RMB)	Real GDP Growth %	Real GDP per capita Growth %
1978	364.52	381.23	11.7%	10.2%
1979	406.26	419.25	7.6%	6.1%
1980	454.56	463.25	7.8%	6.5%
1981	489.16	492.16	5.2%	3.9%
1982	532.34	527.78	9.1%	7.5%
1983	596.27	582.68	10.9%	9.3%
1984	720.81	695.20	15.2%	13.7%
1985	901.60	857.82	13.5%	11.9%
1986	1,027.52	963.19	8.8%	7.2%
1987	1,205.86	1,112.38	11.6%	9.8%
1988	1,504.28	1,365.51	11.3%	9.5%
1989	1,699.23	1,519.00	4.1%	2.5%
1990	1,866.78	1,644.00	3.8%	2.3%
1991	2,178.15	1,892.76	9.2%	7.7%
1992	2,692.35	2,311.09	14.2%	12.8%
1993	3,533.39	2,998.36	14.0%	12.7%
1994	4,819.79	4,044.00	13.1%	11.8%
1995	6,079.37	5,045.73	10.9%	9.7%
1996	7,117.66	5,845.89	10.0%	8.9%
1997	7,897.30	6,420.18	9.3%	8.2%
1998	8,440.23	6,796.03	7.8%	6.8%
1999	8,967.71	7,158.50	7.6%	6.7%
2000	9,921.46	7,857.68	8.4%	7.6%
2001	10,965.52	8,621.71	8.3%	7.5%
2002	12,033.27	9,398.05	9.1%	8.4%
2003	13,582.28	10,541.97	10.0%	9.3%
2004	15,987.83	12,335.58	10.1%	9.4%
2005	18,386.79	14,103.33	10.4%	9.8%
2006	21,087.10	16,084.00	10.7%	10.5%
2007*	24,661.90	NA	11.4%	NA

Source: China Statistical Year Book 2007, National Statistical Bureau

** National Statistical Bureau press release, Jan 2008*

6A Silver Bldg., Jiu An Plaza 258 Tong Ren Road Shanghai, China
Tel: (021) 6289-3383 (021) 6289-3385 Fax: (021) 6289-1005
E-mail: info@zoumarketing.com PC: 200040

ZOU strategic sports branding

Urbanization Trend in China

The Chinese government aim to control the total population within 1.4 billion by 2010 with natural growth under 0.9%[1]. Due to the one-child policy and modernization, a decline in the population growth rate is expected. There has been the dramatic change in the distribution of population living within rural and urban areas (see Figure 1). In 1985, the population of rural and urban areas stood at 808 million and 251 million respectively – resulting in a proportionate distribution of over 76% for rural dwellers and 24% for urban dwellers. By the year 2007, the comparative profile stood at 728 million (55%) for rural dwellers and 594 million (45%) for urban dwellers.

Forecasts by the United Nations indicate that, by the year 2015, the population in rural and urban areas in China could be at a point of equilibrium (Figure 1). Subsequently, by 2030, it is expected that over 60% of the population could be living in urban areas. So, over the period 2005 – 2030, the urban population could have increased from 562 million to 878 million people – a staggering absolute increment of almost 56% (CAGR of 1.8%). It is thus clearly evident that China is firmly set on an irreversible path to becoming a highly urbanized economy. The huge size of the total population and the urbanization, a trend that the government is banking on to drive consumption, suggest a huge market for consumer goods business.

Figure 1: Chinese Urban and Rural Population

Chinese Urban and Rural Population
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
10, 000 Persons
1978
1980
1985
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2015F
2030F
Urban
Rural

Source: National Statistical Bureau, UN Dept of Economic & Social Affairs

[1] *The Operational Outline of Sustainable Development of China in the Early 21st Century*, National Development and Reform Committee, 2003

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Figure 2: Chinese Urban vs. Total Population

China Urban Population vs. Total Population
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
10,000 Persons
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
17.9%
19.4%
23.7%
26.4%
26.9%
27.5%
28.0%
28.5%
29.0%
30.5%
31.9%
33.4%
34.8%
36.2%
37.7%
39.1%
40.5%
41.8%
43.0%
43.9%
44.9%
49.5%
60.5%
1978
1980
1985
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2015F
2030F
Total Population
Urban Population

Source: National Statistical Bureau, UN Dept of Economic & Social Affairs

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<u>Per Capita Disposable Income of Urban and Rural Households</u>

China's disposable income per capita of urban residents for the first time reached USD 1,000 in 2003 (RMB 8,472).

According to the National Bureau of Statistics, real disposable income per capita of China's urban and rural residents in 2007 rose 12.2% and 9.5%, respectively, to urban residents' RMB 13,786 and rural residents' RMB 4,140. Growth rates for urban and rural disposable income per capita rose 1.8% and 2.1% from 2006, indicating large growth potential of consumer spending.

Table3: Annual Per Capita Disposable Income of Urban Households, and Per Capita Net Income of Rural Households

Year	Annual Per Capita Disposable Income of Urban Households			Annual Per Capita Net Income of Rural Households		
	RMB	Index (1978=100)	Real Growth	RMB	Index(1978=100)	Real Growth
1978	343	100		134	100	
1980	478	127	27.0%	191	139	39.0%
1985	739	160	26.3%	398	269	93.5%
1990	1,510	198	23.5%	686	311	15.7%
1991	1,701	212	7.2%	709	317	2.0%
1992	2,027	233	9.7%	784	336	5.9%
1993	2,577	255	9.5%	922	347	3.2%
1994	3,496	277	8.5%	1,221	364	5.0%
1995	4,283	290	4.9%	1,578	384	5.3%
1996	4,839	302	3.9%	1,926	418	9.0%
1997	5,160	312	3.4%	2,090	437	4.6%
1998	5,425	330	5.8%	2,162	456	4.3%
1999	5,854	361	9.3%	2,210	474	3.8%
2000	6,280	384	6.4%	2,253	483	2.1%
2001	6,860	416	8.5%	2,366	504	4.2%
2002	7,703	472	13.4%	2,476	528	4.8%
2003	8,472	515	9.0%	2,622	551	4.3%
2004	9,422	554	7.7%	2,936	588	6.8%
2005	10,493	607	9.6%	3,255	625	6.2%
2006	11,759	671	10.4%	3,587	671	7.4%
2007*	13,786	753	12.2%	4,140	734	9.5%

Source: China Statistical Year Book 2007, National Statistical Bureau

** National Statistical Bureau press release, Jan 2008*

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Statistics show that China's total retail sales of consumer goods have increased by an annual rate of 13.1% since 2002, when the number was 4.8 trillion RMB. It grew at the fastest pace in the last four years, buoyed by bullish domestic stock market, and strong economic development. The retail sales have surged 16.7% and stood at 8.92 trillion RMB (about 1.23 trillion USD) in 2007, the highest increase in 11 years.

Chinese consumers are spending more as their net income rises. This growing consumption power is one of the key factors to drive the development of the retail industry in China.

Table 4: China Total Retail Sales of Consumer Goods

Total Retail Sales of Consumer Goods		
Year	Total Retail Sales of Consumer Goods (billion RMB)	Nominal Growth
1978	155.9	
1980	214.0	37.3%
1985	430.5	101.2%
1990	830.0	92.8%
1991	941.6	13.4%
1992	1,099.4	16.8%
1993	1,427.0	29.8%
1994	1,862.3	30.5%
1995	2,361.4	26.8%
1996	2,836.0	20.1%
1997	3,125.3	10.2%
1998	3,337.8	6.8%
1999	3,564.8	6.8%
2000	3,910.6	9.7%
2001	4,305.5	10.1%
2002	4,813.6	11.8%
2003	5,251.6	9.1%
2004	5,950.1	13.3%
2005	6,717.7	12.9%
2006	7,641.0	13.7%
2007	8,921.0	16.8%

Source: National Statistical Bureau

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Figure 3: China Total Retail Sales of Consumer Goods

China Total Retail Sales of Consumer Goods
Billion RMB
10,000.0
9,000.0
8,000.0
7,000.0
6,000.0
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
-
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Total Retail Sales
Growth

Source: National Statistical Bureau

<u>Demographics – Population by Age</u>[2]

China is the most populous country in the world, with its population making up more than one-fifth of the world's total. It is also one of the most densely populated countries, though inhabitants are unevenly distributed, with more in the east than in the west and more in rural areas than in urban areas.

One demographic consequence of the "one child" policy is that China is now one of the most rapidly aging countries in the world.

Young people between the ages of 15 and 29 constitute 21.4% of China's total population.

[2] Data in this section are extrapolated from the data obtained from the 2006 National Sample Survey on Population Changes by National Statistical Bureau, of which the sampling fraction is 0.907‰.

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Figure 4: China's Population by Age

Population By Age 2006
10,000 of persons
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
0-4
5-9
10-14
15-19
20-24
25-29
30-34
35-39
40-44
45-49
50-54
55-59
60-64
65-69
70-74
75-79
80-84
85-89
90-94
95+
Age

Source: China Statistical Year Book 2007, National Statistical Bureau; ZOU Marketing estimates

Table 5: China Population by Age (2006)

Population by Age (2006)		
Age Group	10,000 of persons	%
Total	**131,448**	
0-4	6,674	5.1%
5-9	7,780	5.9%
10-14	9,824	7.5%
15-19	11,575	8.8%
20-24	8,394	6.4%
25-29	8,168	6.2%
30-34	10,294	7.8%
35-39	12,559	9.6%
40-44	12,761	9.7%
45-49	8,431	6.4%
50-54	9,986	7.6%
55-59	7,525	5.7%
60-64	5,388	4.1%
65-69	4,408	3.4%
70-74	3,603	2.7%
75-79	2,274	1.7%
80-84	1,193	0.9%
85-89	457	0.3%
90-94	125	0.1%
95+	31	0.0%

Source: China Statistical Year Book 2007, National Statistical Bureau; ZOU Marketing estimates

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ii. China Branded Sportswear Industry

The China sportswear market, including apparel, footwear, and accessories, has expanded rapidly in recent years. Key factors contributing to the impressive growth includes the overall strong GDP growth, surging income levels, increasing distribution channel penetration and changing consumption behaviors of increasingly affluent urban consumers.

The rising popularity of sports and an increasing trend of health awareness and fashion interest will continue to drive demand for sportswear products in the PRC. International and domestic branded sportswear brands targeting mid- to high-end consumers will consistently perform well in urban cities.

More and more Chinese people are participating in sports. According to National General Administration of Sport, the sports participation[3] rate increased from 31.4% in 1996 to 33.9% in 2000 and further rose to 37% in 2005, with total increase of over 100 million people participating in sports over the nine years. The Chinese government expects the rate to reach 40% with additional 55 million people participating in sports by 2010.

In China, the branded sportswear market has experienced double-digit annual growth since 2000, with the 2007 sportswear market size[4] at approximately RMB 40.7 billion (US$ 5.4 billion).

From 2002 to 2007, China sportswear market has experienced an estimated CAGR of 32% growth. We believe that the combination of government drive, China's future hosting of international sports events, such as 2008 Olympics in Beijing, 2009 East Asian Games in Hong Kong and 2010 Asia Games in Guangzhou, increasing media exposure and rapid disposable income growth of Chinese people are key drivers to sustaining double-digit growth for sportswear market in China beyond 2008. In particular, industry observers expect that the upcoming 2008 Olympic Games in Beijing will significantly enhance the recognition of major sportswear brands in China. The market is expected to nearly double in size by 2010 to RMB 71.4 billion, representing a CAGR of 21%, and further surge to RMB123.5 billion in 2013.

[3] Participation in sports no less than 3 times per week, more than 30 min each time, with medium or high level of intensity to the total population of the age group.
[4] Market size is measured in retail sales of branded sportswear including apparel, footwear and accessories.

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Figure 5: Estimated China's Sportswear Market Size (in retail sales)

Estimated China's Sportswear Market Size
Billion RMB
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
7.0
8.4
10.2
15.6
20.0
25.6
32.6
40.7
49.1
59.2
71.4
85.7
102.9
123.5
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Source: ZOU Marketing estimates

In China, there are close to 100 sportswear brands, of which 15-20% are international brands and the remaining domestic brands (Figure 6). However, the sales breakdown by international brands and domestic brands is about even in 2007 (Figure 7).

Figure 6: International vs. Domestic Brands Breakdown (by number of brands)

Internatinal vs. Domestic Brands Breakdown
(by number of brands)
Internatinal
Brands 15-20%
Local Brands
80-85%

Source: ZOU Marketing estimates

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Figure 7: 2007 Sportswear Brands Sales Breakdown (By value)

Sales Breakdown: International and Domestic Brands in 2007
Domestic Brands, 50%
International Brands, 50%

Source: ZOU Marketing estimates

In 2007, international brands Nike and Adidas and domestic brands Lining and Anta accounted for 52% of the market. Other leading domestic brands include Hongxing Erke, Xidelong and Peak. The remaining of the market is highly fragmented, comprising of other smaller domestic players and international premium boutique brands.

Figure 8: Estimated 2007 Market Share by Value

2007 Market Share by Value
Nike 16.7%
Adidas 16.4%
Li Ning 11.4%
Anta 7.8%
Erke 5.0%
Kappa 4.1%
Puma 3.4%
Xidelong 3.2%
Peak 2.5%
Mizuno 2.0%
Converse 2.0%
Reebok 1.0%
New Balance 1.0%
Other 23.5%

Source: Company data, ZOU Marketing estimates

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Major sportswear brands are aggressively expanding store coverage throughout China. Both Nike and Adidas speeded up by adding points of sale (POS) at a rate approaching 15-20 POS per week in 2007 from around 10 per week in previous years. Domestic brands such as Anta, Hongxing Erke and Xidelong have also rapidly increased store proliferation to increase their market share. For example, Anta opens about 600-800 POS in average per year, Hongxing Erke plans to grow at a rate of at least 600 retail outlet openings annually, while Xidelong expects to open 900-1,000 stores annually in the next three years.

In the market of domestic sportswear brands, the aggregated market share of top five brands account for about 60% (Figure 9), with Lining and Anta the obvious market leaders followed by Erke, Xidelong and Peak.

Figure 9: Estimated 2007 Domestic Brands Market Share by Value

2007 Domestic Brands Market Share by Value
Li Ning 22.7%
Anta 15.6%
Erke 10.0%
Xidelong 6.4%
Peak 5.0%
Other 40.3%

Source: Company data, ZOU Marketing estimates

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Figure 10: Retail Outlets by Major Sportswear Brands

Retail Outlets by Major Sportswear Brands
No. of POS
6,000
5,000
4,000
3,000
2,000
1,000
-
5,000
3,750
5,633
5,300
3,851
2,547
1,600
3,500
4,200
3,200
1,200
NA
Nike
Adidas
Lining
Anta
Hongxing
Kappa
Puma
Xidelong
Peak
Mizuno
2006
2007
2008F

Source: Company data, ZOU Marketing estimates

While the domestic companies are aggressively expanding their POS, their abilities to deliver proportionate sales growth are at challenge. The key factors to sustain and further grow their strong sales and market share will be effective management of distribution networks, speedy responses to consumers' fast changing demands, strong brand recognition by consumers and high quality products. Some domestic brands will thrive by securing good market position beyond 2008 while some smaller players falling behind in competitiveness will be squeezed out in the next few years in the next wave of industry consolidation.

- The End -

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